Exhibit 99.8

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto ON M5H 2S5

Tel 416-777-8500

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www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Electra Battery Materials Corporation.

We consent to the use of our report dated April 4, 2023 on the consolidated financial statements of Electra Battery Materials Corporation (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of income (loss) and other comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively the “consolidated financial statements”), which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-264589) on Form S-8 and the Registration Statement (No. 333-264982) on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 4, 2023

Toronto, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. KPMG Confidential